NATIONAL BANK OF GREECE

02029889

LEGAL DIVISION

April 1st, 2002

To:
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re : National Bank of Greece S.A. Filing on Form 6-K

SEC MAIL PROCESSING RECEIVED APR 04 2002 WASH, D.C. 366 SECTION

Ladies and Gentlemen,

On behalf of National Bank of Greece S.A., I enclose eight copies of the Bank's filing on Form 6-K for the month of April 2002.

If you have any questions with respect to any of the enclosed documents, please feel free to ring me on 011- 3010-334.1577 .

Please acknowledge your receipt of this letter and its enclosures by stamping the enclosed additional copy of this letter and returning it to me in the envelope provided at your good convenience.

Very truly yours,

Martha Ant. Pylioti, Esq.
Attorney-at-Law
International Legal Division

PROCESSED
APR 15 2002
THOMSON FINANCIAL

NATIONAL BANK OF GREECE S.A.
86 Aeolou str., 102 32 Athens Greece
Telephone: 01 3341000 Facsimile: 01 3228187 Telex: 21 4931-38 NBG GR
Registered under No 6062/06/B/86/01
Tax Register No 094014201

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2002

National Bank of Greece S.A.

(Translation of registrant's name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ....√.......... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....√.........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.................]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

(Registrant)

Date : April 1st, 2002

Apostolos Tamvakakis
Deputy Governor

NATIONAL BANK OF GREECE

ANNOUNCEMENT

At its meeting of 27 March 2002, the Board of Directors of National Bank of Greece decided to include in the agenda of its General Meeting of Shareholders approval of the Bank's planned absorption of Banque Nationale de Grèce (France), a 100%-owned subsidiary of National Bank of Greece, domiciled in France. The merger by absorption shall be effected in conformity with Article 78 of Greek Codified Law 2190/1920 and French legislation. To this effect, the Bank's Ordinary General Meeting will be called upon to decide on the terms and conditions of the merger and on granting to the Bank's competent bodies the necessary authorizations.

Athens, 28 March 2002

K.A. 01 - 5942 - 5 (522/99) 50/100

NATIONAL BANK OF GREECE S.A.
86 Aeolou str., 102 32 Athens Greece
Telephone: 01 3341000 Facsimile: 01 3228187 Telex: 21 4931-38 NBG GR
Registered under No 6062/06/B/86/01
Tax Register No 094014201

NATIONAL BANK OF GREECE

PRESS RELEASE

The Board of Directors of National Bank of Greece decided that the Bank's Ordinary General Meeting will be held at 12:00 on 24 April 2002, at Megaro Mela, Eolou 93, Athens.

The matters to be discussed and decided upon include election of Directors and merger by absorption, by National Bank, of its subsidiary banking corporation Banque Nationale de Grèce (France).

Athens, 29 March 2002

NATIONAL BANK OF GREECE S.A.
86 Aeolou str., 102 32 Athens Greece
Telephone: 01 3341000 Facsimile: 01 3228187 Telex: 21 4931-38 NBG GR
Registered under No 6062/06/B/86/01
Tax Register No 094014201